VIA E-Mail
   July 10, 2020
Daphne Tippens Chisolm, Esq.
Law Offices of DT Chisolm, PC
6722 Spring Mill Road
Charlotte, NC 28277

       Re:     2nd Vote Funds
               Initial Registration Statement on Form N-1A
               File Nos. 333-239127; 811-23577


Dear Ms. Chisolm:

        On June 12, 2020, 2nd Vote Funds (   the Trust   ) filed an initial
registration statement on
Form N-1A under the Securities Act of 1933 (   Securities Act   ) and the
Investment Company
Act of 1940 (   1940 Act   ). The filing registers shares of the 2ndVote
Life ETF, the 2ndVote
Liberty ETF, and the 2ndVote    Personal & National Security ETF (each a
Fund,    or
collectively,    the Funds   ).

       We have reviewed the filing and having the following comments. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus

2ndVote Life ETF (Page 1)

   Fees and Expenses

1. Please revise the introduction to the fee table to reflect the amended language set forth in
   Item 3 of Form N-1A. See Exchange-Traded Funds, Investment Company Act Release No.
   33646 (September 25, 2019) [84 FR 57162 (October 24, 2019)] (hereinafter
ETF Adopting
   Release.   )

   Principal Investment Strategy

2. Please provide us a copy of the index methodology. See Rule 418(a) under the Securities
   Act. We may have additional comments after review of the information provided.

3. Please disclose that the fund prioritizes social goals above economic returns, or explain to us why that is not the case.
 Daphne Tippens Chisolm, Esq.
July 10, 2020
Page 2


4. The fourth paragraph of this section states that a company is assigned a score between 1 and
   5 based on a proprietary research system that evaluates activities and policies of the company and its key employees. It is unclear what types of activities and policies will result in either high or low scores, or which key employees will be assessed. Please provide enhanced disclosure and examples of how particular activities and policies will
affect a company   s
   score, and which key employees will be part of the analysis. In addition, please provide us a copy of the proprietary research system together with a list of the current constituents of the
   Index and their scores. See Rule 418(a) under the Securities Act. We may have additional comments after review of the information provided.

5. According to the disclosed criteria, the Fund can invest a significant amount of its assets in companies that receive a Life Score of 3. These companies neither support nor oppose an abortion or pro-life agenda. Please explain to us why you believe the Fund s name is not misleading given that a significant amount of its assets can be invested in these companies.

6. The disclosure describes a    supplemental process    that will used to
select companies if
   necessary. Please disclose, if accurate, that the Fund will not invest in companies that receive a Life Score of 1 or 2.

7. Please disclose the Fund   s due diligence practices in applying its
screening criteria to
   portfolio companies. This disclosure should include what underlying data the Fund or Index
   Provider will be reviewing to determine the score assigned to a potential portfolio company and the sources of the data. This could include, for example, directly engaging with portfolio companies, reviewing third-party scoring/data, and/or conducting research using other types of information from either the fund or an outside source.

8. Disclose the market capitalization range of the companies in the Index and add investing in small capitalization companies as a principal risk if appropriate.

9. Please clarify the metrics used to determine whether or not a company is relatively price
   attractive.    Also define    direct    and    indirect    support.

10. Disclosure in the paragraph following the Life Score chart (page 3) states that companies that are unscored are removed from the universe of companies that may be included in the Index.
    What is the number of companies that are unscored? Please explain why some companies will not be assigned a score.

11. Disclosure in the paragraph following the Life Score chart (page 3) also discusses a
       weighting process.    Disclosure in the second paragraph of this section
(page 2) states that
    the Underlying Index is equally-weighted. Please explain to us why there is an explanation of a weighting process when the constituents in the Index are equally-weighted.
 Daphne Tippens Chisolm, Esq.
July 10, 2020
Page 3


12. The last paragraph of this section (page 4) indicates that the Fund will concentrate its investments to approximately the same extent as the Underlying Index. Please disclose any industry or group of industries in which the Underlying Index is currently concentrated.

   Principal Investment Risks

13. Please add a risk indicating that the investment adviser is newly organized and has not previously managed a registered investment company.

14. If applicable, please add a risk indicating that the Index Provider is newly organized and does not have experience as an index provider to a registered investment company.

15. Concentration Risk. Please identify any industry or group of industries in which the Fund and Underlying Index are currently concentrated.

   Portfolio Management

16. Please confirm whether or not the Adviser is registered as an investment adviser under the
    Investment Advisers Act of 1940, as is required. If the Adviser is not registered, please explain when the it expects to register.

17. Please confirm whether or not anyone at 2nd Vote Advisers LLC will be serving as a portfolio manager for the fund.

   Purchase and Sale of Shares

18. Please provide the language specified in Items 6(c)(3)    (4). See ETF
Adopting Release,
    supra Comment 1.

2ndVote Liberty ETF (Page 9)

19. Please respond to Comments 1-18 above with respect to this Fund.

20. This Fund generally intends to invest in companies that provide support for, or engage in, activities that seek to promote, protect or strengthen the rights granted under the First
    Amendment. Please describe the types of First Amendment-related activities that this Fund intends to foster, and whether it focuses on a particular liberty over another. For example,
    we note that much of the material on 2nd Vote   s website focuses on
religious liberty. If the
    Fund will similarly focus on religious liberty to a greater extent than other First Amendment-
    related activities, please disclose this fact.

2ndVote Personal & National Security ETF (Page 17)

21. Please respond to Comments 1-18 above with respect to this Fund. Daphne Tippens Chisolm, Esq.
July 10, 2020
Page 4



22. The name of this Fund suggests that the Fund will invest in issuers related to personal and national security. Rule 35d-1(a)(2)(i) under the 1940 Act provides that a fund with a name suggesting that the fund focuses on a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular
    type of investment suggested by the fund   s name. Please either revise the
Fund   s strategy to
    disclose a policy complying with Rule 35d-1(a)(2)(i), or revise the name of the Fund.

Additional Information About The Funds (Page 25)

23. Additional Information About Each Fund   s Principal Investment Strategy.
This paragraph
    states that to comply with Rule 35d-1 under the 1940 Act, each Fund has adopted a policy to invest, under normal circumstances, at least 80% of its assets in securities that are traded
    principally in the United States. Since the Funds do not have    United
States    in their names,
    please explain to us why the Funds have adopted this policy.

Management     Investment Adviser (Page 30)

24. 2nd Vote Advisers, LLC, the Fund   s investment adviser, and 2nd Vote Value
Investments,
    Inc., the adviser   s parent and the Fund   s Index Provider, appear to be
affiliated with 2nd
    Vote, Inc., a 501(c)(3) non-profit organization. See www.2ndVote.com. Please inform us whether 2nd Vote, Inc. receives funding either from (1) companies which will be constituents of the Index, or (2) persons or entities providing data on which the Index Provider relies to provide company scores. We may have additional comments after reviewing your response.

Management     Manager of Managers Exemptive Relief (Page 32)

25. This paragraph states that the Adviser has requested that the SEC grant manager-of-managers exemptive relief. Please disclose that there are no assurances that the requested relief will be granted.

How to Buy and Sell Shares     Investments by Registered Investment Companies
(Page 32)

26. This section states that registered investment companies may invest in each Fund beyond the limits set forth in Section 12(d)(1) subject to conditions set forth in an exemptive order issued by the SEC to the Adviser. We are unaware of such an order. The SEC, however, set forth, in the adopting release for rule 6c-11 under the 1940 Act, provisions to permit ETFs without exemptive relief to sell shares to other investment companies. See ETF Adopting
    Release, supra Comment 1. Please revise the disclosure as appropriate.

Back Cover Page (Page 40)

27. Please provide a telephone number that may be accessed by investors who seek additional information on the Funds. See Item 1(b)(1) of Form N-1A.
 Daphne Tippens Chisolm, Esq.
July 10, 2020
Page 5


Signatures (Page C-5)

28. Section 6(a) of the Securities Act requires a registrant filing a registration statement to include signatures from the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions, or, if there is no board of directors, by the majority of persons having the power of management of the issuer. Please provide the required signatures.

                                              *******

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, please provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

       Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions about this letter prior to filing an amendment, please feel free to contact me at (202) 551-6945.

                                                                   Sincerely,

                                                                /s/ John M.
Ganley

                                                                   John M.
Ganley
                                                                   Senior
Counsel

cc: Michael J. Shaffer, Branch Chief
    Michael J. Spratt, Assistant Director